FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

11 June 2024

HSBC HOLDINGS PLC

FIRST INTERIM DIVIDEND FOR 2024 AND SPECIAL DIVIDEND

On 30 April 2024, the Directors of HSBC Holdings plc approved a first interim dividend in respect of the financial year ending 31 December 2024 of US$0.10 per ordinary share and a special dividend of US$0.21 per ordinary share. The combined dividend of US$0.31 per ordinary share (the 'Dividend') is payable on 21 June 2024 to holders of record on 10 May 2024 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The Dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies.

Dividends payable in cash in Hong Kong dollars or sterling were converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 11 June 2024 (US$1=HK$7.806880 and £1=US$1.273458). Accordingly, the cash Dividend payable on 21 June 2024 will be:

US$0.31 per ordinary share;

approximately HK$2.420133 per ordinary share; or

approximately £0.243432 per ordinary share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash Dividend payable will be US$1.55 per ADS. It will be paid on 21 June 2024.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 June 2024